

ZARGON
E N E R G Y   T R U S T



07024550

June 1, 2007



Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Filing Desk

Dear Sir or Madame:

Re: Zargon Energy Trust
File No. 82-34907
Exemption Pursuant to Rule 12g3-2(b)

SUPPL

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 194, as amended, enclosed is a copy of the Company's news release dated June 1, 2007. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
ZARGON ENERGY TRUST

B.C. Heagy
Executive Vice President & CFO

BCH/kf

Encl.

PROCESSED
JUN 2 1 2007
FINANS

R:\Investor Relations\Securities and Exchange Commission\Securities and Exchange Commission June 1, 2007.doc
Suite 700, 333 - 5 Avenue S.W., Calgary, Alberta T2P 3B6   Telephone (403) 264-9992   Facsimile (403) 265-3026
Email: zargon@zargon.ca   Website: www.zargon.ca

FOR IMMEDIATE RELEASE: June 1, 2007

TSX SYMBOLS: ZAR.UN; ZOG.B

ZARGON ENERGY TRUST ANNOUNCES INCREASE TO EXCHANGEABLE SHARE RATIO

CALGARY, ALBERTA-- Zargon Energy Trust ("Zargon") is pleased to announce the increase to the Exchange Ratio of the exchangeable shares of Zargon Oil & Gas Ltd. from 1.23653 to 1.24430. This increase will be effective on June 15, 2007.

The following are the details of the calculation of the Exchange Ratio:

Record Date of Zargon's Distribution	Opening Exchange Ratio	Zargon's Distribution per Unit	Five day Weighted Average Trading Price of Zargon's Units	Increase in Exchange Ratio [1]	Effective Date of the Increase in Exchange Ratio	Exchange Ratio as of Effective Date
May 31, 2007	1.23653	$0.18	$28.64958	0.00777	June 15, 2007	1.24430

[1] The increase in the Exchange Ratio is calculated by multiplying Zargon's distribution per unit by the Exchange Ratio immediately prior to the distribution record date and dividing by the five day weighted average trading price of Zargon's units.

A holder of exchangeable shares can exchange all or a portion of their holdings into Zargon Energy Trust Units, at any time, by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office at Suite 310, 606 - 4th Street S.W., Calgary, Alberta, T2P 1T1.

Based in Calgary, Alberta, Zargon's securities trade on the Toronto Stock Exchange and there are currently 16.980 million trust units (ZAR.UN) and 2.117 million exchangeable shares (ZOG.B) outstanding. After giving effect to the conversion privilege of the exchangeable shares and the June 15, 2007 revised exchange ratio there would be a total of 19.614 million trust units outstanding.

In order to learn more about Zargon, we encourage you to visit Zargon's website at www.zargon.ca where you will find a current shareholder presentation, financial reports and historical news releases.

For further information please contact either:

C.H. Hansen
President and Chief Executive Officer

- or -

B.C. Heagy
Executive Vice President and Chief Financial Officer

Zargon Energy Trust
Telephone: 403-264-9992
E-mail: zargon@zargon.ca
Website: www.zargon.ca



